

INVEST IN **MIGHTLY INC**

Authentically sustainable, affordable, and accessible children's wear brand

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LEAD INVESTOR



Anna Binder Chief People Officer at Asana

As an investor, I look for opportunities where my investments can do double duty - make a positive impact and generate a substantial return. I previously invested in Mightly because I believe that there is a huge gap in today's multi-billion dollar children's wear market. Parents want truly sustainable, quality kids' clothing at an affordable price and it's simply not out there. I'm investing again because Tierra, Anya and Barrie have proven their ability to execute. Over the past three years, I've had a front row seat to Mightly's impressive growth, and the financial benefits to the farmers and workers who make the clothing. In a time of unprecedented supply chain disruptions, Mightly has continued to keep its supply chains flowing and bring new products to market, while also opening multiple sales channels and building the infrastructure necessary to scale. Tierra, Anya and Barrie have the experience, passion and commitment to build a company that will thrive in todays (and tomorrows) marketplace and be an attractive acquisition target. In a world where only 2% of VC funds go to women founders —despite data that shows businesses founded by women deliver higher revenues than those founded by men— I'm proud to back this team of proven business leaders. To summarize, the market is ready for sustainable children's wear to go mainstream and Mightly is well positioned to lead the charge.



Invested $100,000 this round & $550,000 previously

Learn about Lead Investors

mightly.com

Main Street | Product | Apparel | Women-owned | Children

OVERVIEW UPDATES WHAT PEOPLE SAY ASK QUESTION

Highlights

1. 💸 GENERATING REVENUE - over $1.5M to date, 260% year over year growth.
2. 📦 OMNI CHANNEL DISTRIBUTION - mightly.com, Amazon, Target+
3. 📊 The global children's wear market is worth $250 billion/$70 billion for U.S. children's wear.
4. 👩 FOUNDED BY APPAREL INDUSTRY EXPERTS: A combined 50+ years of apparel industry and sustainable supply chain expertise.
5. 👨‍💼 BACKED BY TOP PEOPLE: Lead Investor is Anna Binder, Head of People at Asana
6. 🗣️ EXPERIENCED ADVISORY COUNCIL: Executives from The RealReal, Oracle, Nike, The North Face, GAP
7. 💁 LOYAL CUSTOMER BASE - 35,000 happy customers, average review of 4.7 stars

Our Team



Tierra Forte CO-FOUNDER AND CEO

• 20 years of apparel industry experience with a focus on sustainable supply chains. • Previously VP of Product at PACT Apparel. • Part of the team that developed and launched the Fair Trade Certified Factory Program.

We three founders have deep roots in the sustainable textile industry, but we were unable to find high quality, affordable kids' clothing for our own children that was truly sustainable. Lots of brands claim "sustainability," but simply aren't. Fair trade, organic cotton is better for our kids, the planet, and the farmers and factory workers.



Anya Emerson CO-FOUNDER AND COO

• Involved in retail consumer and ecommerce businesses for over twenty years as an investor and advisor, including in both children's apparel and venture-backed start-ups. • Stanford, Columbia, and Oxford-educated attorney.



Barrie Brouse CO-FOUNDER AND CHIEF CREATIVE OFFICER

•20 years of children's wear design, development and global production experience. • Has won multiple awards for her designs (including the National Parenting Products Award for Mightly's No Nasties PJ).

Who is Mightly?

Mightly was founded by three moms with a combined 50 years of apparel industry experience and sustainable supply chain expertise.





In less than three years, we have created a community of over 35,000 Mightly customers, with consistent triple-digit year-over-year growth.

Authentically sustainable, affordable, and accessible children's wear brand disrupting a $250 billion industry.

MIGHTLY.
made from organic cotton

We founded Mightly to make the kind of clothes we want for our own kids: clothes that can handle any kind of adventure, are people and planet friendly and don't cost a fortune.

The Problem: Authentically sustainable and affordable children's clothes are HARD to find.

A lot of companies "greenwash", claiming positive environmental and social impacts without providing verification or results. Other, truly sustainable brands charge a premium price, preventing millions of families from accessing pesticide-free, non-toxic clothing for their children.

Many families want, but can't find – much less afford – sustainable children's clothes.

Mightly is changing that!

MIGHTLY IS BRINGING SUSTAINABLE KID'S FASHION TO MAINSTREAM AMERICA.

We sell our clothes in places where parents are already shopping for household essentials, making it easy and risk-free for parents to give Mightly a try.



BE YOUR OWN KIND OF
MIGHTLY®
Organic + Fair Trade Certified Kids' Wear

We keep our prices low by maximizing efficiencies unique to our specialized, fully integrated supply chain, and a bundle-focused merchandising strategy that delivers high order values while keeping fulfillment costs low.



MIGHTLY: ✓ ALL THE BOXES



AFFORDABLE

Prices are comparable to mid-market brands.





ACCESSIBLE

Available where parents already shop.





AUTHENTIC

Certified to Organic and Fair Trade standards.

  

Even in a competitive landscape, Mightly stands out.

What parents want

	MIGHTLY	BURT'S BEES BABY	monica + andy	HOPE & HENRY	primary	hanna Andersson
GOTS Certified Organic	✅	✅	✅	✅	sleepwear only	✅
Fair Trade Certified™	✅	❌	❌	❌	❌	❌
Transparent Supply Chain	✅	❌	❌	❌	❌	❌
Big Kid + Tween Sizes	✅	❌	❌	✅	✅	✅
Price: Basic Tees	$12	$9 (babies/toddler only)	$17	Not offered	$12 (not organic)	$22
Price: Pajamas	$31	$17 (babies/toddler only)	$27	Not offered	$36	$46

WHY NOW AND WHY IS THIS A SMART INVESTMENT OPPORTUNITY

🌱💚 Reason #1 – The consumer shift

As more and more children are born to Gen X and Millennial parents each year, consumer sentiment will continue to shift towards sustainability.



62% of millennial moms say they would be more loyal to a clothing brand that offers sustainable or environmentally friendly apparel.

44% will **only** shop at brands that reflect their values.

🔥 Reason #2 – Gigantic market in the US alone...

We are talking about a **$40 billion market in the US alone,** a market that will further skyrocket as more Millennial women become moms and Gen Z, the most socially conscious generation ever, enters parenthood.



The opportunity



8.76% projected CAGR (2021-2026)


30 million U.S. moms want sustainable products.
$1,500 average annual spend on children's clothing
$40 billion market opportunity.
Global children's wear
$250 billion
U.S. children's wear
$70 billion
Demand for sustainable children's wear (U.S.)
$40 billion

💰 Reason #3 – Businesses and investors are looking to invest in sustainable companies

The UN declared the 2020s as the **'Decade of Action' for sustainability goals.** In fact, sustainable funds reached a record high of $35 trillion in 2020, more than a third of all assets in the world's biggest markets.


Sustainable brands are growing 4X faster than their non-sustainable counterparts.

While a number of fashion giants are tapping into the sustainable apparel market for adults, the children's sustainable AND affordable apparel market remains largely untouched. This has created a massive opportunity for Mightly to be the market leader in this segment.

👨‍🔬 Reason #4- Our supply chain mastery and incredible quality

Mightly is different from other sustainable companies because we operate a transparent supply chain and provide direct financial benefits to the workers

who make our clothes.

We work with a farmer-owned non-profit based out of India to source rain-fed organic cotton, and we work with Fair Trade Certified factories to produce our organic clothing.

Fair Trade Certified factories must adhere to rigorous social, environmental and economic standards that go beyond International Labor Organization conventions and include additional protections for women workers, like guaranteed maternity leave. Additionally, for every garment made, Mightly pays a Fair Trade Premium to the workers who collectively decide how to spend the funds. The Fair Trade model is so effective because it is not charity! Fair Trade gives workers a voice in the workplace and empowers them to invest in their families and communities.

ll our clothes are designed to last and are made without any GMOs or toxic dyes.







🤗 Reason #5 - Over 35,000 happy customers (and counting...)



Perfect leggings for our active granddaughter.
Beautiful vibrant print. It's not thin or see through like some lower quality materials. Very pleased with the overall quality, cut, and stitching.
This is a superior quality product. Every stitch is made with care. Now my whole family wants one. ☺ And the price is excellent!

   

Retention Rate   Customers   Star Reviews

🥇 Reason #6 - The media can't get enough of Mightly

  

  

💥 Reason #7- We are making a measurable and verifiable impact

Everything from the cotton we use to how we ship our products is designed to have a low impact on the environment and a big impact on people.

👕 Sourcing from small-holder farming families

👕 Rain-fed regenerative farming without toxic pesticides or fertilizers

👕 Fair Trade Certified factories exceeding International Labor Standards

👕 All workers receive regular Fair Trade Premiums

👕 GOTS certified organic cotton

👕 No GMOs, toxic dyes or inks, or flame retardants

👕 100% recycled content packaging and reusable shipping bags

📈 Reason #8- We are poised for rapid growth







Mightly Community Round

Terms

- $6m Pre-money valuation
- 15% Early bird discount
- Preferred equity/1x liquidation preference
- Non-voting shares

Previous Investment

- $60k Founder seed investment
- $500k Convertible Promissory Note

Use of Funds ($150k - $500k Raised)



- Paid media 5%
- PR 10%
- Content 17.5%
- WeFunder fees 7.5%
- Legal & admin 10%
- Influencer & ambassador marketing 50%

Exit Strategy CONTAINS FORWARD LOOKING PROJECTIONS. NOT GUARANTEED.

➡ Grow ARR to $30M and net profit margin to 20% within 5 - 7 years.

➡ Our valuable customer base and authentically sustainable supply chain will make Mightly an attractive acquisition target for large apparel companies.

Comparable Exits					
Year	Target	Acquirer	Purchase Price	Revenue (year of acquisition)	Revenue Multiple
2008	Athleta	Gap	$150m	$37m	4x
2012	Bonobos	Walmart	$310m	$150m	2x
2014	prAna	Columbia	$190m	$100m	2x
2018	Eloquii	Walmart	$100m	$33m	3x
2020	Supreme	VF Corp	$2.1b	$500m	4x

🥇 Reason #9: Founders: Multi-disciplinary, with proven expertise (and Certified Women-Owned)

Founders







Tierra Forte
Co-Founder & CEO

Barrie Brouse
Co-Founder & CCO

Anya Emerson
Co-Founder & COO







Mightly's management team has over 50 years of apparel industry experience and expertise in developing and scaling sustainable supply chains.

🦸🏽‍♀️ Reason #10- Advisers: Global leaders in business, supply chain, and clothing

Advisers



Rosanne
Nike, The North Face, Gap, Icebreaker, Pact



Mary Jo Cook
Clorox, Fair Trade USA, Pacific Community Ventures



Cal Bouchard
Stasher, The North Face, Wrangler, Timbuk2



James Rodgers
The RealReal, The North Face



Vincent Guerrieri
Marketing Leader at Oracle | ex LinkedIn | Entrepreneur | Angel/Advisor



Dana Hart
Uplight, Pact, Pearl Izumi

If we can bootstrap a company during a global pandemic, imagine the places Mightly will go with community support through Wefunder.

🎁 Reason #11. Perks

 **$250**   Mightly Activity Book delivered anywhere in the USA

$500	One Mightly item of your choice (up to $40)
$1,000	15-minute virtual meeting with a Mightly Founder
$1,500	24-hour pre-access to sales and product launches
$2,200	$200 Gift Certificate to Mightly.com



$5,000	$500 Gift Certificate to Mightly.com
$10,000	Customized caricature drawing of yourself or your child (printed and framed, or printed on a Mightly t-shirt)
$25,200	30 mins virtual meet and greet with all Mightly founders + 10 personalized gift bags (valued at over $1500 total)



Invest in Mightly today!

Press - **Mightly Media**

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